Exhibit 99.2

AMENDMENT AGREEMENT

This Amendment Agreement (the “Agreement”), dated as of January 28, 2022, is made by and between JGB (Cayman) Port Ellen Ltd., in its capacity as Holder, ObsEva SA, a Swiss stock corporation (the “Company”) and each of ObsEva USA Inc., ObsEva Ireland Ltd., and ObsEva Europe B.V., as subsidiary guarantors (collectively, the “Subsidiary Guarantors”, and together with the Company, the “Company Parties”).

WHEREAS, the Holder and the Company entered into that certain Securities Purchase Agreement dated October 12, 2021 (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions, the “Existing SPA”), whereby the Company issued to the Holder, and the Holder acquired from the Company, (i) that certain Senior Secured Convertible Note due October 12, 2024, in the aggregate original principal amount of $31,496,063 (the “Original Note”), and (ii) Warrants to purchase 1,634,877 shares of common stock, par value CHF 1/13 per share, of the Company;

WHEREAS, each of the Subsidiary Guarantors executed that certain Corporate Guaranty, dated October 12, 2021, pursuant to which each such Subsidiary Guarantor guaranteed, among other things, payment of the Obligations (as defined in such Corporate Guaranty);

WHEREAS, pursuant to the Existing SPA, the Holder and the Company agreed that the Company will, subject to the terms and conditions set forth in the Existing SPA, on each of February 24, 2022, May 25, 2022, August 23, 2022, and November 21, 2022, issue and sell to the Purchasers, as defined in the Existing SPA, additional aggregate principal amounts of Notes and numbers of Warrants as set forth in section 2.2 of the Existing SPA;

WHEREAS, the Company desires to sell to the Purchaser on the date hereof the Notes and Warrants (collectively, “Tranche 2”) contemplated by the Existing SPA to be sold on the first such Mandatory Tranche Closing Date, notwithstanding that the closing date for Tranche 2 is contemplated by the Existing SPA to occur on February 24, 2022, in the amounts and otherwise subject to the terms and conditions set forth in the Amended SPA;

WHEREAS, the parties now desire to amend and restate the Existing SPA in the form attached hereto as Exhibit A (the “Amended SPA”), subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions. Capitalized terms used and not defined in this Agreement shall have the respective meanings given such terms in the Amended SPA.

2.	Certain Acknowledgements and Agreements.

a.

Each of the Holder and the Company Parties acknowledge and agree that section 6(b) of the Original Note shall be amended and restated by striking “$3,500,000” and replacing such number with “$2,250,000”.

b.

The Holder has fully and timely performed all of its obligations and duties in compliance with the Transaction Documents and applicable law, and has acted reasonably, in good faith, and appropriately under the circumstances.

c.

In further consideration of the Holder’s execution of this Agreement, each of the Company Parties, on behalf of itself and its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, agents and attorneys, hereby forever, fully, unconditionally and irrevocably waives and releases the Holder and its successors, assigns, parents, subsidiaries, affiliates, officers, directors, employees, attorneys and agents (collectively, the “Releasees”) from any and all claims, liabilities, obligations, debts, causes of action (whether at law or in equity or otherwise), defenses, counterclaims, setoffs, of any kind, whether known or unknown, whether liquidated or unliquidated, matured or unmatured, fixed or contingent, directly or indirectly arising out of, connected with, resulting from or related to any act or omission by the Holder or any other Releasee, prior to the date hereof, with respect to the Transaction Documents (collectively, the “Claims”). Each Company Party further agrees that none of them shall commence, institute, or prosecute any lawsuit, action or other proceeding, whether judicial, administrative or otherwise, to prosecute, collect or enforce any Claim. Notwithstanding anything to the contrary set forth above, the release provided for in this Section 2(c) shall not apply to the obligations of the Releasees provided for in this Amendment Agreement

d.

Each of the Holder and the Company Parties acknowledge and agree that the definition of “Permitted Investments” in section 1 of the Original Note and Form A of the Existing NPA shall be amended and restated by striking “and” in clause (m) thereof, adding the below as a new clause (n), and by renumbering the prior clause (n) as clause (o):

“(n) Permitted Acquisitions; and”

3.	Certain Reaffirmations and Reconfirmation of Security Interest and Subsidiary Guaranty

a.

The Existing SPA, the Original Note and the other Transaction Documents are legal, valid, binding and enforceable against the Holder and the Company and the Subsidiary Guarantors in accordance with their respective terms. The terms of the Transaction Documents remain unchanged, except as modified pursuant to this Agreement.

b.

The Company’s and each Subsidiary Guarantor’s respective obligations under the Transaction Documents are not subject to any setoff, deduction, claim, counterclaim or defenses of any kind or character whatsoever. After giving effect to this Agreement, the amount of cash in the bank accounts described in section 6(b) of the Original Note exceeds $27,250,000 as of the date hereof and following the funding of the first Mandatory Tranche will exceed $33,250,000.

c.

Holder and Agent have valid, enforceable and perfected security interests in and liens on the Account Balances (as defined in the Account Assignment Agreement) and any other Collateral (as defined in the Agency Agreement), as to which there are no setoffs, deductions, claims, counterclaims, or defenses of any kind or character whatsoever.

d.

Nothing herein shall impair or limit the continuation of the liens and security interests granted to the Holder and/or the Agent under the Account Assignment Agreement, the Account Control Agreement or any of the other Security Documents, which liens are continued in full force and effect pursuant to and as provided therein and herein and the Secured Obligations (as defined in the Account Assignment Agreement) shall extend to any and all obligations of the Company under or in connection with this Agreement and the Amended SPA. The Company and each Subsidiary Guarantor agrees that any reference to the Original Note or the “Senior Secured Convertible Notes” (as applicable) in any Security Document includes the Original Note or the “Senior Secured Convertible Notes”, respectively (as applicable), as amended pursuant to this Agreement and any reference to the Existing SPA or the “Securities Purchase Agreement” (as applicable) in any Security Document means the Amended SPA. The Company and each Subsidiary Guarantor acknowledges the continuing existence and priority of all liens and security interests granted, conveyed, and assigned pursuant to the Security Documents in accordance with the terms thereof and hereof notwithstanding the coming into effect of the Amended SPA, and agrees to perform such acts and duly authorize, execute, acknowledge, deliver, file, and record such additional documents and certificates as the Holder or the Agent request in order to perfect, preserve, and protect such liens and security interests.

e.

Each Subsidiary Guarantor acknowledges this Agreement and ratifies and confirms that the Corporate Guaranty executed by such Subsidiary Guarantor is not released, diminished, impaired, reduced, or otherwise adversely affected by this Agreement and continues to guarantee and assure the full payment and performance of all present and future obligations under the Notes (including the Original Note as amended by this Agreement) and the other Transaction Documents.

f.

The Holder and the Agent have fully and timely performed all of their obligations and duties in compliance with the Transaction Documents and applicable law, and have acted reasonably, in good faith, and appropriately under the circumstances.

4.	Representations and Warranties of the Company Parties. Each of the Company Parties represents and warrants, severally and jointly, to the Holder that:

a.

Authorization; Enforcement. Each of the Company Parties has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Amended SPA and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Amended SPA by the respective Company Parties and the consummation by each of them of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of each such Company Party and no further action is required by any Company Party in connection herewith or therewith other than in connection with the Required Approvals. This Agreement, and the Amended SPA have been (or upon delivery will have been), in the case of this Agreement, duly executed by each Company Party or, in the case of the Amended SPA, duly executed by the Company, and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of each such Company Party enforceable against each such Company Party in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

b.

No Conflicts. The execution, delivery and performance by the Company Parties of this Agreement and, in the case of the Company, the Amended SPA, and the consummation by each of them of the transactions contemplated hereby and thereby, do not and will not: (i) conflict with or violate any provision of such Company Party’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of any Company Party, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, securities purchase agreement, debt or other instrument (evidencing Indebtedness of any Company Party or otherwise) or other understanding to which any Company Party is a party or by which any property or asset of any Company Party is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which a Company Party is subject (including federal and state securities laws and regulations), or by which any property or asset of a Company Party is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect.

c.	Absence of Defaults. No Event of Default has occurred or is continuing, and each Company Party has complied in all material respects with its respective obligations under the Transaction Documents.

d.

Solvency. Based on the consolidated financial condition of the Company as of the date hereof, after giving effect to the transactions contemplated hereunder: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur Indebtedness beyond its ability to pay such Indebtedness as it matures (taking into account the timing and amounts of cash to be payable on or in respect of its Indebtedness).

e.

Representations and Warranties in Transaction Documents. The representations and warranties set forth in each Transaction Document shall, in each case, be true and correct in all respects with the same effect as made on the date of this Agreement (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date), in each case, except as set forth in any SEC Report filed by the Company with the Commission subsequent to October 12, 2021.

f.

Rule 144. For the avoidance of doubt, and to the extent applicable, the Company Parties acknowledge and agree that the holding period for purposes of Rule 144 under the U.S. Securities Act of 1933, as amended, of the Original Note is not affected by this Agreement or the transactions contemplated hereby and tacks back to October 12, 2021.

5.	Representations and Warranties of Holder. Holder represents and warrants to the Company Parties that:

a.

Authorization; Enforcement. Holder has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Holder and the consummation by Holder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Holder and no further action is required by Holder in connection herewith. This Agreement has been (or upon delivery will have been) duly executed by Holder and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of Holder enforceable against Holder in accordance with its terms.

6.

Deliveries and Other Conditions. In connection with the transactions contemplated by this Agreement, the Company Parties shall deliver (or, in the case of Section 6(c), pay) to the Holder the following:

a.

on the date of this Agreement, a duly executed PDF copy of this Agreement and the Amended SPA (collectively, the “Amendment Documents”) (and, promptly after the date hereof, “wet ink” originals of Company Parties’ signature pages to this Agreement);

b.	on the date of this Agreement, satisfactory evidence that all corporate and other proceedings that are necessary in connection with the Amendment Documents have been taken;

c.

(i) a non-refundable amendment and waiver payment of $1,250,000 and (ii) all costs and expenses incurred by Holder in connection with the Amended SPA and the consummation of this Agreement (including fees and expenses of Holder’s counsel) in an aggregate amount not to exceed $25,000. Such fees payable hereunder shall be fully earned on the date hereof, and shall be non-refundable for any reason whatsoever; and

d.	such other documents, confirmations, agreements or other instruments reasonably requested by Holder.

7.

Transaction Documents. Each Amendment Document is a Transaction Document. The Amendment Documents, together with the other Transaction Documents, are the entire agreement among the parties with respect to the subject matter hereof.

8.

No Modification. Except as set forth in the Amendment Documents, nothing shall be deemed or construed to amend, supplement or modify the Transaction Documents or otherwise affect the rights, remedies and/or obligations of any party thereto, all of which remain in full force and effect.

9.

Successors and Assigns; Survival. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto, and each of their respective successors and assigns. The representations and warranties of the Company Parties and the Holder shall survive the consummation of the transactions contemplated by this Agreement.

10.	Governing Law.

a.

Except as provided for in paragraph b below, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein.

b.

To the extent that the provisions of clause 3 of this Agreement relate to the Account Assignment Agreement or any other Swiss law governed Security Document or any security or lien created thereunder, such provisions shall in all respects, including all the rights in rem aspects, be governed by and construed in accordance with the substantive laws of Switzerland, without regard to the principles of conflict of laws, and with respect to any dispute arising out of or in connection with such provisions, the jurisdiction clause contained in the Account Assignment Agreement or other relevant Swiss law governed Security Document shall apply mutatis mutandis.

11.

Counterparts. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing and delivering one or more counterparts. Delivery of an executed counterpart of this Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Agreement.

12.

Announcement. The Company shall file a Form 6-K announcing the terms of this Agreement and filing this Agreement as an exhibit thereto on or before 5:30 p.m. (local time in New York, New York) on the Business Day after the date of this Agreement. Following the filing of such Form 6-K the Holder shall not be deemed to be in possession of any material, non-public information of the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

JGB (CAYMAN) PORT ELLEN LTD.

By:	/s/ Brett Cohen
Name: Brett Cohen
Title: President
E-mail Address for delivery of Notices:

OBSEVA SA

By:	/s/ Will Brown
Name: Will Brown
Title: Chief Financial Officer
E-mail Address for delivery of Notices:

OBSEVA USA INC.

By:	/s/ Will Brown
Name: Will Brown
Title: Chief Financial Officer
E-mail Address for delivery of Notices:

OBSEVA IRELAND LTD.

By:	/s/ Fabien de Ladonchamps
Name: Fabien de Ladonchamps
Title: Director
E-mail Address for delivery of Notices:

OBSEVA EUROPE B.V.

By:	/s/ Fabien de Ladonchamps
Name: Fabien de Ladonchamps
Title: Chief Administrative Officer
E-mail Address for delivery of Notices:

[Signature Page to Amendment Agreement]